SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

19 FEBRUARY 2004
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AngloGold Limited
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(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
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(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No:** ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No:** ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No:** ☒

Enclosures: ANGLOGOLD LIMITED ANNOUNCES THE LAUNCH OF AN OFFERING OF
US$900,000,000 CONVERTIBLE BONDS DUE 2009 (SUBJECT TO INCREASE
BY UP TO US$100,000,000 PURSUANT TO AN OPTION) BY ITS SUBSIDIARY
ANGLOGOLD HOLDINGS PLC, GUARANTEED BY ANGLOGOLD LIMITED



anglogold

NewsRelease

(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
/CAD/AGO

Date 19 February 2004

For immediate release

ANGLOGOLD LIMITED ANNOUNCES THE LAUNCH OF AN OFFERING OF US$900,000,000 CONVERTIBLE BONDS DUE 2009 (SUBJECT TO INCREASE BY UP TO US$100,000,000 PURSUANT TO AN OPTION) BY ITS SUBSIDIARY, ANGLOGOLD HOLDINGS PLC, GUARANTEED BY ANGLOGOLD LIMITED.

AngloGold Limited ("**AngloGold**") today announced the launch of an offering of US$900,000,000 (subject to increase by up to US$100,000,000 pursuant to an option) convertible bonds due 2009 (the "**Bonds**") by its wholly- owned subsidiary, AngloGold Holdings plc (the "**Issuer**"). The Bonds are guaranteed by AngloGold. The Bonds will be convertible into American Depositary Shares ("**ADSs**") of AngloGold, with each ADS currently representing one ordinary share of AngloGold.

The final terms of the Bonds are expected to be announced after the pricing has been determined. The closing and settlement date of the offering is expected to occur on or about 27 February 2004.

AngloGold and the Issuer have agreed to a lock up period in respect of the ordinary shares of AngloGold for a period of 90 days after the closing date of the offering (both dates inclusive), subject to certain exceptions, including in relation to the ordinary shares of AngloGold to be issued to implement the proposed merger with Ashanti Goldfields Company Limited.

The Bonds will be sold outside the United States in reliance upon Regulation S under the US Securities Act of 1933, as amended (the "**Securities Act**") and will be sold in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

Application has been made to the UK Listing Authority for the Bonds to be admitted to the Official List and to the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange plc's market for listed securities.

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. Neither AngloGold Holdings plc nor AngloGold Limited has registered nor intends to register any portion of this offering in the United States or to conduct a public offering in the United States.

STABILISATION/FSA

This communication is for distribution only to persons in the United Kingdom who: (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "relevant persons"). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Queries:
www.anglogold.com

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com
Peta Baldwin	+27 11 637 6647	+27 83 273 7858	pbaldwin@anglogold.com
Shelagh Blackman	+27 11 637 6379	+27 83 308 2471	skblackman@anglogold.com
Europe & Asia			
Tomasz Nadrowski		+1 917 912 4641	tnadrowski@anglogold.com
USA			
Charles Carter	(Toll free) 800 417 9255		
	+1 212 750 7999		cecarter@anglogold.com
Australia			
Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogold.com.au

Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 19 FEBRUARY 2004

By: /s/ C R B ULL

Name: C R Bull
Title: Company Secretary